Exhibit 2.6

JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made and entered into as of the 2nd day of January 2007 by and between Sanford Edlein (“Shareholder”), and Huron Consulting Group Holdings LLC, a Delaware limited liability company (“Purchaser”).

RECITALS

WHEREAS, Purchaser desires to purchase all of the issued and outstanding shares of the capital stock of Glass & Associates, Inc., a Delaware corporation (the “Company”), which are owned by Shareholder (constituting 52 shares and are referred to herein as (the “Shares”)); and

WHEREAS, pursuant to that certain Stock Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), by and among the Company, each of the shareholders of the Company, and Purchaser and Guarantor (as defined in the Purchase Agreement), Purchaser intends to acquire all of the issued and outstanding shares of the capital stock of the Company consisting of 736 shares of common stock, par value of $.01 per share; and

WHEREAS, Purchaser and Shareholder desire to modify certain of the terms and conditions of the Purchase Agreement as they may apply to Shareholder and to make certain additional agreements with respect to the sale of the Shares owned by Shareholder all as reflected in this Joinder Agreement; and

WHEREAS, the execution of this Joinder Agreement by Shareholder is a condition precedent to the obligations of the parties to the Purchase Agreement to consummate the transactions contemplated by the Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Joinder Agreement and incorporated herein from the Purchase Agreement, and for other good and valuable consideration the receipt and sufficiency of which is acknowledged, Shareholder and Purchaser hereby agree as follows:

1. Definitions and Construction. Capitalized terms used in this Joinder Agreement and not otherwise defined herein shall have the meanings assigned thereto in the Purchase Agreement. To the extent that any provision of the Purchase Agreement conflicts or is inconsistent with the terms of this Joinder Agreement, this Joinder Agreement shall govern.

2. Agreement to be bound by the Purchase Agreement. Shareholder acknowledges receipt of a copy of the Purchase Agreement and hereby agrees that he shall be bound by all of the terms, conditions and provisions thereof, except to the extent modified or superseded by the provisions of this Joinder Agreement, and Shareholder shall be deemed for all purposes to be a party to (as if he were an original signatory to) the Purchase Agreement as a “Seller” thereunder.

3. Representations and Warranties. Shareholder hereby makes all of the representations and warranties set forth in Article III and Article IV of the Purchase Agreement as if such representations and warranties were fully set forth herein.

4. Additional Purchase Price. In addition to Shareholder’s percentage interest in the Purchase Price, as determined under Article II of the Purchase Agreement, Shareholder shall receive the following as additional consideration for the sale, conveyance, transfer, assignment and delivery of the Shares.

(a) Additional Short Term Note. Purchaser shall execute and deliver to Shareholder at the Closing, a short-term note (the “Additional Short-Term Note”) dated the Closing Date, in a principal amount of One Million Dollars ($1,000,000.00), subject to the amount of adjustment as set forth in Section 6.6(g) of the Purchase Agreement (the “Additional Purchase Price”). The Additional Short-Term Note shall be payable in full on the second Business Day after the Closing Date by wire transfer to an account designated in advance by Shareholder and otherwise in the form mutually agreed to by Purchaser and Shareholder and shall be guaranteed by the Guarantor.

(b) Earn-Out Payments

(1) For the four-year period beginning January 1, 2007 (the “Earn-Out Period”), Purchaser shall pay to Shareholder the percentage set forth on Schedule 5(a) hereto of the aggregate Earn-Out in accordance with the provisions hereof (the “Shareholder Percentage”) with respect to each Calculation Period within the Earn-Out Period an amount (each, an “Earn-Out Payment”) equal to (i)(A) the Combined Revenue minus (B) the Minimum Revenue Amount, multiplied by (ii) the percentage set forth on Schedule 5(b) hereto; provided, however, that no Earn-Out Payment shall be made in any Calculation Period unless the Earn-Out Conditions for such Calculation Period shall have been satisfied.

(2) For purposes hereof, the following definitions shall apply:

(i) “Calculation Periods” means (A) the twelve-month period beginning January 1, 2007 and ending on December 31, 2007, (B) the twelve-month period beginning January 1, 2008 and ending on December 31, 2008, (C) the twelve-month period beginning January 1, 2009 and ending on December 31, 2009, and (D) the period beginning January 1, 2010 and ending on December 31, 2010.

(ii) “Earn-Out Conditions” means with respect to any Calculation Period, (A) Combined Revenues are in excess of the Minimum Revenue Amount applicable for such Calculation Period, (B) the Gross Margin for such Calculation Period equals or exceeds the applicable percentage of Combined Revenues set forth on Schedule 5(c) hereto, (C) the cumulative Earn-Out Payments exceed the Post-Closing Payment, and (D) the cumulative Earn-Out Payments exceed the Gross Margin Recapture Amount.

(iii) “Gross Margin” means Combined Revenue for a Calculation Period less labor and other direct engagement expenses accrued for the applicable period, which for purposes hereof shall consist of salaries, signing bonuses, spot awards, overtime pay, fringe benefits (including, cost of standard employee insurance coverage – health, dental, vision, standard payroll tax costs (FICA, FUTA, SUTA), workers’ compensation cost, cost of 401k Plan company match, short term and long term disability insurance, employer life insurance, state tax adjustments for employees working outside their home state, cost of “tax true-up” for employees related to long term out of town assignments where travel and living expenses are required to be treated as compensatory income to the individual per IRS regulations, cost of work/life benefit, cost of travel award program, cost of managing director long-term disability insurance, and any other fringe benefit costs related to future benefit programs adopted by Purchaser or its Affiliates which benefit employees of the Practice or Purchaser’s restructuring business), incentive compensation, non-reimbursable out-of-pocket expenses (e.g., travel, housing and other similar expenses not reimbursed by clients or customers), reserves for bad debt, internal commission expense for cross selling between teams and contractor payments. For purposes of the computation of Gross Margin, the following expenses shall not be deducted from Combined Revenue: (A) expenses related to share based compensation, (B) out-of-pocket expenses which are reimbursable by clients or customers of the Practice or Purchaser’s restructuring business, (C) Earn-Out Payments made or accrued in accordance with this Section 4(b), and (D) any expenses accrued on the Final Closing Date Balance Sheet to the extent of the amount accrued. In addition, only inter-company payroll expenses for employees of other practices of Purchaser and its Affiliates (and non-reimbursable out-of-pocket expenses and direct benefits expenses attributable to such employees) engaged on behalf of the Practice or Purchaser’s restructuring business shall be included as expenses of the Practice and or Purchaser’s restructuring business on a combined basis for purposes of the calculation of Gross Margin, such expenses being charged on the basis of Purchaser’s standard practices. All other inter-company expenses, including, without limitation, any allocated share of accounting, legal, human resources or other overhead items, shall be excluded from the calculation thereof.

(iv) “Gross Margin Recapture Amount” means with respect to any Calculation Period, the cumulative dollar amount calculated by (A) the difference between the applicable percentage of Combined Revenues set forth on Schedule 5(c) hereto and the Gross Margin percentage times (B) Combined Revenue.

(v) “Minimum Revenue Amount” means $40,000,000 for the twelve-month period ended December 31, 2007, and for future Calculation Periods, the Combined Revenue amount for the immediately preceding Calculation Period.

(3) (i) Within 60 days following the end of each Calculation Period, Purchaser shall prepare a statement setting forth Purchaser’s calculation of the amount of the Earn-Out Payment that is due with respect to such Calculation Period (each, an “Earn-Out Calculation Statement”). Concurrently with the delivery of each Earn-Out Calculation Statement, Purchaser shall pay to Shareholder the amount of the Earn-Out Payment reflected thereon by wire transfer of immediately available funds to such accounts as shall be designated from time to time by Shareholder. In addition to an Earn-Out Calculation Statement, Purchaser shall provide Shareholder such additional documentation and supporting information as may be necessary to allow Shareholder to review and verify Purchaser’s determinations and calculations as reflected in each such Earn-Out Calculation Statement.

(ii) Shareholder shall notify Purchaser in writing of any dispute that Shareholder may have with an Earn-Out Calculation Statement and related Earn-Out Payment within 30 days of the receipt thereof by Shareholder. If Shareholder so notifies Purchaser of his dispute with an Earn-Out Calculation Statement and related Earn-Out Payment, Shareholder and Purchaser shall attempt in good faith to resolve such dispute within 30 days of receipt by Purchaser of Shareholder’s notice of the dispute and within three Business Days of the resolution of the dispute by Shareholder and Purchaser, the Earn-Out Calculation Statement shall be revised accordingly and any payments required to be made as a result thereof shall be paid. If within said 30-day period, Shareholder and Purchaser are unable to resolve the dispute, either Purchaser or Shareholder shall be entitled to submit the dispute for resolution to the Independent Accounting Firm. If the Independent Accounting Firm is retained, each of Purchaser and Shareholder shall submit to the Independent Accounting Firm not later than ten Business Days after its appointment, a written statement summarizing their position on the dispute, together with such supporting documentation as they deem necessary or as may be requested by the Independent Accounting Firm. The Independent Accounting Firm shall be instructed to render its decision as to the dispute based on the terms of this Joinder Agreement within 30 days of receipt of the written statements of Purchaser and Shareholder. The decision of the Independent Accounting Firm as to the dispute shall be final and binding on, and shall not be subject to appeal by, Purchaser or Shareholder. The Earn-Out Calculation Statement shall be revised as necessary to reflect the decision of the Independent Accounting Firm and any payments required to be made as a result thereof shall be paid within three Business Days of the final determination by the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be shared equally by Purchaser, on the one hand, and Shareholder, on the other hand.

(iii) During the Earn-Out Period, Purchaser will generate or will cause to be generated separate financial statements for the Practice and Purchaser’s restructuring business on a combined basis sufficient to allow the Earn-Out Payments to be calculated and reviewed in accordance with this Joinder Agreement.

5. Sales Attribution. (a) Purchaser shall also pay to Shareholder the applicable percentage set forth on Schedule 5(a) hereto of the aggregate amount (the “Sales Attribution Amount”) equal to the applicable percentage set forth on Schedule 5(d) hereto multiplied by the Huron Revenue achieved during the Earn-Out Period which is derived from referrals made by any Shareholder of the Company employed by Purchaser or its Affiliates as a Managing Director from either pre-existing (i.e., existing as of or prior to the Closing Date) relationships of the Company or new relationships of the Practice that are not at the time of referral already clients of Purchaser and its Affiliates. For purposes hereof, the term “Huron Revenue” means amounts billed by Purchaser and its Affiliates (other than the Practice) for work performed during the Earn-Out Period in respect of customer or client engagements. For purposes hereof, Huron Revenue shall exclude revenue derived from the reimbursement of out-of-pocket expenses by clients or customers of Purchaser and its Affiliates.

(b) The Sales Attribution Amount shall be calculated by Purchaser with respect to each Calculation Period, and shall be paid concurrently with the payment of the Earn-Out Payments, if any, for the relevant Calculation Period, or if no Earn-Out Payment is paid during any such Calculation Period, within sixty (60) days after the end of the applicable Calculation Period; provided, however, that notwithstanding anything herein to the contrary, the Sales Attribution Amount to which Shareholder may become entitled in respect of any Calculation Period shall only be paid with respect to that Calculation Period if the Huron Revenue upon which the amount is based is actually paid to Purchaser or its Affiliates during the applicable Calculation Period, and if the corresponding Huron Revenue is not paid to Purchaser or its Affiliates during the Calculation Period, payment of the Sales Attribution Amount shall be deferred until the payments are made by Purchaser with respect to the Calculation Period during which the Huron Revenue was actually paid to Purchaser or its Affiliates.

(c) For the avoidance of doubt, under no circumstances shall work performed (and revenues generated) by employees of the Practice on behalf of other practices of Purchaser and its Affiliates be included in both the calculation of the Earn-Out Payments and the Sales Attribution Amount. Further, under no circumstances will work performed by employees of other practices of Purchaser or its Affiliates on behalf of the Practice be included in both the calculation of the Earn-Out Payments and the Sales Attribution Amount. Instead, such revenues shall be included only in the revenues of the practice that billed the client on the matter. If, for example, employees of Purchaser or its Affiliates (other than the Practice) were seconded to the Practice on a particular engagement, the revenues of the seconded employees would be included in the Combined Revenue for the applicable measurement period with respect to the engagement, but would not be included in the Huron Revenue for the applicable period for purposes of the calculation of the Sales Attribution Amount.

(d) Any dispute related to the calculation of the Sales Attribution Amount shall be resolved in accordance with the procedures specified in Section 2.3(b) of the Purchase Agreement for the resolution of disputes related to the Working Capital statements.

6. Uncollected Accounts Receivable. Within five Business Days following the termination of the 120-day period following the Closing Date, Shareholder shall deliver to Purchaser an amount in cash equal to the percentage set forth on Schedule 5(a) hereto of the aggregate amount of the face value of the Accounts Receivable that were included in the Final Closing Date Balance Sheet but which were not collected by the Practice as of the end of such 120-day period (such amount being referred to herein as the “Uncollected Amount”). Purchaser shall convey to Shareholder all right, title and interest of Purchaser in and to the Accounts Receivable underlying the Uncollected Amount or the proportionate amount set forth on Schedule 5(a) hereto relative to other Shareholders. Purchaser shall provide Shareholder with reasonable access to the books and records of the Practice which are relevant to the collection of the Accounts Receivable in order to permit Shareholder to verify the amount of the Accounts Receivable that has been collected by the Practice.

7. Indemnification. Notwithstanding anything to the contrary contained in the Purchase Agreement, (a) the monetary limitation set forth in Section 10.4(b) of the Purchase Agreement with respect to the indemnification obligations of Shareholder set forth in Article X of the Purchase Agreement shall be increased by the amount payable to Shareholder under Section 4(b) and Section 5 of this Joinder Agreement and (b) the time periods for survival set forth in Section 10.10 of the Purchase Agreement shall be extended until the date the final payment is payable to Shareholder under this Joinder Agreement.

8. Offset Rights. In addition to the rights set forth in Section 10.5 of the Purchase Agreement, Purchaser shall have the right to withhold or offset all payments under this Joinder Agreement against any payments that a Shareholder owes a Purchaser Indemnified Party under Article X of the Purchase Agreement. Notwithstanding the foregoing, the withholding and offset rights set forth in this Section 8 shall in no way be deemed to limit or override Purchaser’s other remedies and rights under this Joinder Agreement, the Purchase Agreement or under applicable Law.

9. Notices. Notwithstanding any provision to the contrary contained therein, copies of all notices to Shareholder required or permitted under the Purchase Agreement shall be given to Shareholder at his home address, as set forth in the Senior Management Agreement between Shareholder and Purchaser or its Affiliate.

10. Seller’s Representative. Notwithstanding the provisions of Section 11.15 of the Purchase Agreement, Shareholder hereby appoints Shaun Donnellan as his Seller’s Representative solely for the purposes of (a) receiving and distributing funds under the Short-Term Note and (b) the duties and responsibilities of Seller’s Representative under the Pre-Closing Litigation Escrow, if any.

11. Post-Closing Payment. Payment to Shareholder of his portion of the Post-Closing Payment shall be made in the same manner as payments under the Additional Short-Term Note.

12. Other Terms and Conditions. Except as set forth herein, or modified hereby, all other terms and conditions set forth in the Purchase Agreement shall continue to be applicable, including but expressly not limited to, the guarantee of all of Purchaser’s obligations, including those herein, by Guarantor.

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IN WITNESS WHEREOF, and intending to be legally bound hereby, each of the parties to this Joinder Agreement has caused this Joinder Agreement to be executed as of the day and year first above written.

/s/ Sanford Edlein
Sanford Edlein

PURCHASER:

HURON CONSULTING GROUP HOLDINGS LLC

By:	/s/ Stanley N. Logan
Name:	Stanley N. Logan
Title:	Vice President